SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE - São Paulo, May 10th, 2018 – Gafisa S.A. (B3: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders, reports today its financial results for the first quarter ended March 31st, 2018.

GAFISA  ANNOUNCES
1Q18 RESULTS

Conference Call

May 11, 2018

► 9:30 a.m. Brasília time

In Portuguese

+55 (11) 3127-4971 / 3728-5971 (Brazil)

Code: Gafisa

► 8:30 a.m. US EST

In English

(simultaneous translation from Portuguese)

+1 516 300-1066  (USA)

Code: Gafisa

Webcast: www.gafisa.com.br/ri

Replay:

+55 (11) 3127-4999

Portuguese: 91219068

English: 23970693

Shares

GFSA3 – B3 (formerly BM&FBovespa)

GFA – NYSE

Total outstanding shares: 44,757,914[1]

Average Daily Traded Volume (1Q18):

R$18.9 million

¹ including 938,044 treasury shares

Despite the uncertainties that remain on Brazil’s economic landscape, with direct and relevant impacts on the real estate segment, particularly for the mid and mid-high income residential segment, the first quarter of 2018 consolidated the inflection point on the gradual improvement process of Gafisa's operational and financial performance, which has been signaled on previous quarters. It's important to mention that this inflection, although more notable and distinct, is still gradual and linear.

We launched one project in March, the Upside Pinheiros (São Paulo/SP), with PSV of R$139 million, reaching an impressive SoS of 77.5%. Such performance, coupled with consistent results on the sales of the inventory of existing units, resulted in gross sales of R$293.5 million in 1Q18, 35% higher year over year and 25% higher quarter over quarter.

Another highlight in the quarter was a significant decrease of cancellations, which dropped to R$57.7 million, what we believe should reflect a new level for the upcoming quarters. As a result of these factors, net pre-sales totaled R$236 million, nearly twice the SoS of 14.4% in 4Q17 and 37.5% in the last 12 months.

Regarding financial performance, net revenue grew by 30% quarter over quarter and 56% year over year, bolstered by inventory sales growth, especially of the more recent projects (2016 and 2017), which have higher work evolution, and are, accordingly, more representative on revenues, as informed on previous quarters.

Sales of more recent projects, with better margins, also contributed to adjusted gross profit reach R$59 million, with an adjusted gross margin of 27.7%, reverting recent negative results. Gross profits considering capitalized interests totaled R$23 million, and gross margin reached 10.7%.

The sensible strategy adopted in recent launches resulted in the balance of R$231 million of Backlog Results (REF) in the quarter, with 37.0% margin to be recognized, 2.2. p.p. higher quarter over quarter, signaling positive prospects for revenue and gross margin.

With our philosophy of austerity and ongoing push to increase efficiency, general and administrative expenses totaled R$19 million, 23% lower quarter over quarter and 32% year over year. Selling expenses came to R$24 million, stable quarter over quarter and 27% higher year over year, reflecting the increase in the number of launches in the period.

Recurring adjusted EBITDA totaled R$3.2 million in 1Q18, which compares to negative R$92.4 million in 4Q17 and negative R$47.3 million in the 1Q17,

reflecting the already mentioned improved margins and demonstrating, once again, the results recovery process.

Net financial expenses of R$20 million also showed positive evolution in comparison to the net expenses of R$24 million in 4Q17 and of R$29 million in 1Q17, with the reductions due to the lower Company's indebtedness.

Thus, Gafisa’s net loss came to R$55.9 million in 1Q18, versus a net loss of R$463 million in 4Q17 and R$49 million in 1Q17.

Another highlight of the period was the conclusion of the capital increase process, which totaled R$251 million, and resulted in the postponement of R$456.3 million in corporate debts for 2020 and 2021, substantially reducing the pressure on short-term obligations over cash flow. The successful conclusion of this process enhanced the Company's position to operate in this new cycle of the real estate market.

Following the execution of the Company's strategy to adjust its capital structure, gross debt totaled R$983 million at the end of 1Q18, 11.0% lower quarter over quarter. Net debt, was reduced by 19% quarter over quarter and totaled R$778.5 million. Leverage, as measured by the ratio of net debt to shareholders' equity, fell from 126.1% at the end of 2017 to 81.6% at the end of 1Q18. Excluding project finance, the net debt to shareholders' equity ratio was 9.6%.

Regarding liquidity and cash management, the operating cash flow was negative at R$32 million, due to the reduced number of deliveries in the last periods and accordingly, lower transfer volume. Net cash generation came negative at R$71.9 million.

Even in a scenario still characterized by economic and political uncertainties and as we have signaled in the previous quarters, the evolution on the Company’s operational and financial performance leads us to believe that we are experiencing a gradual and linear inflection of the results. This inflection is a consequence of the strategy adopted over the previous periods, including, but not limited to: assertiveness in launches, deleveraging, focus on inventory sales, and operational and administrative efficiency. We are confident that this positive trend should be confirmed throughout the year, with the increased participation of the more recent projects in Gafisa’s results combined with the recovery of the Brazilian real estate market.

Sandro Gamba

CEO

OPERATIONAL RESULTS

Table 1 - Operational Performance (R$ 000)

	1Q18	4Q17	Q/Q (%)	1Q17	Y/Y (%)
Launches	138,715	90,113	53.9%	-	-
Gross Sales	293,460	216,988	35.2%	235,611	24.6%
Cancellations	(57,702)	(95,407)	-39.5%	(118,214)	-51.2%
Net Pre-Sales	235,757	121,851	93.5%	117,398	100.8%
Sales over Supply (SoS)	14.4%	7.4%	7.0 pp	6.7%	7.7 pp
Delivery PSV	-	41,171	-	265,058	-

Launches

In 1Q18 Gafisa launched the Upside Pinheiros in the City of São Paulo/SP. Although this project was launched at the end of the quarter, it reached a valuable SoS of 77.5% in the period, validating Gafisa’s decision-making process and its careful analysis of the launch process.

Table 2 - Launches (R$ 000)

Project	City	Period	PSV
Upside Pinheiros	São Paulo/SP	1Q18	138,715
TOTAL			138,715

Net Pre-Sales

In 1Q18, gross sales totaled R$293.5 million, 35.2% and 24.6% higher than in 4Q17 and 1Q17, respectively, reflecting not only a good performance of launch sales in the quarter, as previously mentioned, but also a consistent performance of inventory gross sales, which grew by 24.6% year over year and 51.1% quarter over quarter.

Cancellations significantly decreased in 1Q18, 39.5% and 51.2% from 4Q17 and 1Q17, respectively, reflecting lower volume of deliveries in the quarter and a more favorable scenario, which should represent a new level for the upcoming quarters.

As a result of gross sales performance and cancellations in 1Q18, net pre-sales grew by 93.5% and 100.8% from 4Q17 and 1Q17, respectively, and totaled R$235.8 million in the period.

The project launched this quarter accounted for 45.4% of net pre-sales in the period. Out of the R$128.7 million net pre-sales of remaining inventories (launched in 2017 or before) in 1Q18, 69.6% were projects launched until the end of 2015, improving our inventory profile.

Sales over Supply (SoS)

A good performance of launches drove quarterly SoS, which increased from 7.3% in 4Q17 to 14.4% in 1Q18. Gafisa’s efficient business strategy can be seen in SoS LTM, which grew from 32.0% in 4Q17 to 37.5% in 1Q18.

Inventory (Property for Sale)

                The inventory at market value reached R$1,396.7 million at the end of 1Q18, 8.8% lower than in 4Q17. Compared to 1Q17, inventory decreased 14.6%, clearly representing the strategy of focusing on the sale of inventories with a reduced number of launches.

Table 3 - Inventory at Market Value 1Q18 x 4Q17 (R$ 000)

	Inventories EoP 4Q17	Launches	Cancellations	Gross Sales	Adjustements¹	Inventories EoP 1Q18	Q/Q(%)
São Paulo	1,212,940	138,715	48,709	(269,845)	(24,877)	1,105,642	-8,8%
Rio de Janeiro	257,314	-	7,466	(18,998)	(13,741)	232,040	-9,8%
Other Markets	61,335	-	1,527	(4,616)	777	59,023	-3,8%
Total	1,531,588	138,715	57,702	(293,460)	(37,840)	1,396,706	-8,8%

¹ Adjustments reflect the updates related to the project scope, launch date and pricing update in the period.

Gafisa continues to maintain a commercial balance between more recent projects and finished units. The inventory of finished units totaled R$446.0 million in 1Q18 (31.9% of total).

The projects inventory located outside of strategic markets, of R$59.0 million, accounts for 4.2% of the total inventory, of which 56.4% are finished units.

Of the total completed inventory, 62.7% are commercial projects. This proportion is due to lower sales speed in this segment, where liquidity still is significantly lower.

Table 4 – Inventory at Market Value – Financial Progress – POC - (R$ 000)

	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished Units	Total 1Q18
São Paulo	94,248	141,996	410,894	245,936	212,569	1,105,642
Rio de Janeiro	-	-	5,707	26,215	200,118	232,040
Other Markets	-	-	25,723	-	33,300	59,023
Total	94,248	141,996	442,323	272,151	445,988	1,396,706

Delivered Projects and Transfer

No deliveries occurred in 1Q18. On March 31st, Gafisa managed the construction of 20 projects, all of which are on schedule according to the Company’s business plan.

Over the past few years, the Company has been taking steps to improve the performance of its receivables/transfer process, aiming to maximize the return rates on capital employed. Currently, the Company’s directive is to conclude the sales process of 90% of eligible units in a 90-day period after the delivery of the project. In accordance with this policy, PSV transfers in 1Q18 totaled R$59.0 million, 21.2% lower than in 4Q17 and 42.0% lower than in 1Q17, due to a reduced number of deliveries in 1Q18 compared to previous periods.

                                                                Table 5 – Transfer

	1Q18	4Q17	Q/Q (%)	1Q17	Y/Y (%)
PSV Transferred¹	58,998	74,824	-21.2%	101,744	-42.0%
Delivered Projects	-	1	-	3	-
Delivered Units	-	293	-	610	-
Delivered PSV²	-	41,171	-	265,058	-

¹ PSV transfers refers to the potential sales value of the units transferred to financial institutions;

² PSV = Potential sales value of delivered units.

Landbank

The Company’s landbank, with a PSV of R$3.9 billion, represents 36 potential projects/phases or nearly 7.3 thousand units. Approximately 55% of land was acquired through swaps. In 1Q18, the Company acquired 1 new land area in São Paulo, with potential PSV of R$114.1 million with the cancellation of 1 land area in Rio de Janeiro.

Table 6 - Landbank (R$ 000)

	PSV (% Gafisa)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Gafisa)	Potential Units (100%)
São Paulo	2,466,636	52.2%	45.4%	6.8%	5,371	6,037
Rio de Janeiro	1,420,604	60.4%	60.4%	0.0%	2,010	2.065
Total	3,887,240	55.7%	51.8%	3.9%	7,381	8,102

Note: The swap percentage is measured compared to the historical cost of land acquisition.

Potential units are net of swaps and refer to the Gafisa’s and/or its partners’ participation in the project.

Table 7 – Changes in the Landbank (1Q18 x 4Q17 - R$ 000)

	Initial Landbank	Land Acquisition	Launches	Cancellations	Adjustments	Final Landbank
São Paulo	2,520,511	114,076	138,715	-	(29,235)	2,466,636
Rio de Janeiro	1,774.833	-	-	354,755	526	1,420,604
Total	4,295,344	114,076	138,715	354,755	(28,709)	3,887,240

FINANCIAL RESULTS

Revenue

Net revenues totaled R$213.4 million in 1Q18, up 29.6% from 4Q17 and 56.3% from 1Q17, mainly reflecting the net pre-sales growth of projects launched in 2016 and 2017, which evolved more in its constructions process and, therefore, increased in importance in revenues.

Table 8 – Revenue Recognition (R$ 000)

	1Q18				1Q17
Launches	Net Pre-Sales	% Sales	Revenue	% Revenue	Net Pre-Sales	% Sales	Revenue	% Revenue
2018	107,028	45.4%	-	0.0%	-	0.0%	-	0.0%
2017	22,264	9.4%	75,983	35.6%	-	0.0%	-	0.0%
2016	19,038	8.1%	84,273	39.5%	21,280	18.1%	12,511	9.2%
2015	62,030	26.3%	11,713	5.5%	33,268	28.3%	43,752	32.0%
<2014	25,398	10.8%	41,428	19.4%	62,849	53.5%	80,276	58.8%
Total	235,757	100%	213,398	100.0%	117,398	100%	136,538	100.0%
SP + RJ	232,669	98.7%	211,629	99.2%	112,858	96.1%	137,841	101.0%
Other Markets	3,089	1.3%	1,769	0.8%	4,540	3.9%	(1,302)	-1.0%

Gross Profit & Margin

Adjusted gross profit totaled R$59.1 million in 1Q18, a substantial growth compared to 4Q17 (which was impacted by the impairment in some land areas and inventory units) and 1Q17, with an adjusted gross margin of 27.7%. Improved performance reflects the impact of more recent projects with higher margins on the Company’s results. Adjusted by capitalized interests, the gross profit totaled R$22.9 million in 1Q18, with a gross margin of 10.7%.

Details of Gafisa's gross margin breakdown in 1Q18 are presented below.

Table 9 – Gross Margin (R$ 000)

	1Q18	4Q17	Q/Q(%)	1Q17	Y/Y (%)
Net Revenue	213,397	164,706	29.6%	136,539	56.3%
Gross Profit	22,862	(170,727)	-	(17,167)	-
Gross Margin	10.7%	-103.7%	-	-12.6%	-
(-) Financial Costs	36,272	25,399	42.8%	37,975	-4.5%
Adjusted Gross Profit [1]	59,134	(145,328)	-	20,808	184.2%
Adjusted Gross Margin [1]	27.7%	-88.2%	-	15.2%	1,247 bps
(-) Landbank impairment	-	147,332	-	-	-
Recurring Adjusted Gross Profit	59,134	2,004	2,850.7%	20,808	184.2%
Recurring Adjusted Gross Margin	27.7%	1.2%	2,649 bps	15.2%	1,247 bps

 ¹ Adjusted by capitalized interests.

Selling, General and Administrative Expenses (SG&A)

In 1Q18, selling, general and administrative expenses came to R$43.0 million, 11.5% lower than in 4Q17 and 7.4% lower than in 1Q17, reflecting a continued pursuit of efficiency gains.

In this regard, general and administrative expenses decreased 22.6% quarter over quarter and 31.7% year over year, totaling R$18.7 million in 1Q18.

Selling expenses came in line with 4Q17 and totaled R$24.3 million in 1Q18. Year over year, selling expenses increased 27.4%, an effect of the launch efforts and marketing expenses in 1Q18.

Table 10 – SG&A Expenses (R$ 000)

	1Q18	4Q17	Q/Q(%)	1Q17	Y/Y (%)
Selling Expenses	(24,279)	(24,399)	-0.5%	(19,056)	27.4%
G&A Expenses	(18,696)	(24,165)	-22.6%	(27,369)	-31.7%
Total SG&A Expenses	(42,975)	(48,564)	-11.5%	(46,425)	-7.4%

The Other Operating Revenues/Expenses totaled R$12.2 million in 1Q18, down 91.9% from 4Q17, which was impacted by Alphaville’s impairment and down 38.1% from 1Q17. It is worth mentioning the lower litigation expenses in the annual comparison. The table below contains more details on the breakdown of this expense.

Table 11 – Other Operating Revenues/Expenses (R$ 000)

	1Q18	4Q17	Q/Q(%)	1Q17	Y/Y (%)
Litigation Expenses	(11,776)	(46,417)	-74.6%	(16,736)	-29.6%
Loss on realization of investment valued at fair value	-	(101,953)	-	-	-
Others	(429)	(1,876)	-77.1%	(2,966)	-85.5%
Total	(12,205)	(150,246)	-91.9%	(19,702)	-38.1%

Adjusted EBITDA

The recurring adjusted EBITDA totaled R$3.2 million in 1Q18, compared with negative R$92.4 million in 4Q17 and negative R$47.3 million in 1Q17, reflecting the improved margins already explained.

Table 12 – Adjusted EBITDA (R$ 000)

	1Q18	4Q17	Q/Q(%)	1Q17	Y/Y (%)
Net Income	(55,924)	(462,615)	-87.9%	(49,977)	11.9%
Discontinued Operation Result [1]	-	-	-	107,720	-
(-) Landbank impairment	-	(147,332)	-	-	-
Adjusted Net Income [1]	(55,924)	(315,283)	-82.3%	(157,117)	-64.4%
(+) Financial Results	19,950	24,249	-17.7%	28,560	-30.1%
(+) Income Taxes	232	(24,773)	-	1,346	-82.8%
(+) Depreciation & Amortization	3,985	31,560	-87.4%	8,708	-54.2%
(+) Capitalized Interests	36,272	25,399	42.8%	37,975	-4.5%
(+) Expenses w Stock Option Plan	(91)	2,067	-	2,128	-
(+) Minority Shareholders	(1,179)	(161)	632.3%	50	-
(+) AUSA Income Effect	-	62,569	-	31,024	-
(+) Effect of impairment of investment in AUSA	-	101,953	-	-	-
Recurring Adjusted EBITDA [2]	3,245	(92,420)	-	(47,326)	-
(+) Landbank impairment	-	(147.332)	-	-	-
Adjusted EBITDA [1]	3,245	(239,752)	-	(47,326)	-

¹ Sale of Tenda shares;

² Adjusted by expense with stock option plan (non-cash) and minority shareholders. EBITDA does not consider Alphaville's equity income.

Financial Results

In 1Q18, financial results totaled R$5.3 million, 11.7% lower than in 4Q17 and 32.1% lower than in 1Q17, mainly reflecting the interest rate drop incurring on balance of cash equivalents in the period. Financial expenses reached R$25.3 million, compared to R$30.3 million in 4Q17 and R$36.4 million in 1Q17, driven by lower debt balance in the period.

Thus, the net financial result was negative R$19.9 million in 1Q18, compared to negative net financial result of R$24.2 million in 4Q17 and R$28.6 million in 1Q17.

Net Income

As a result of previously discussed events, the Company posted a net loss of R$55.9 million, compared to a net loss of R$462.6 million in 4Q17 and R$49.4 million in 1Q17.

Table 14 – Net Income (R$ 000)

	1Q18	4Q17	Q/Q(%)	1Q17	Y/Y (%)
Net Revenue	213,397	164,706	29.6%	136,539	56.3%
Gross Profit	22,862	(170,727)	-	(17,167)	-
Gross Margin	10.7%	-103.7%	11437 bps	-12.6%	2329 bps
(-) Landbank Impairment	-	(147,332)	-	-	-
Recurring Adjusted Gross Profit [1]	59,134	2,004	2850.7%	20,808	184.2%
Recurring Adjusted Gross Margin	27.7%	1.2%	2649 bps	15.2%	1247 bps
Recurring Adjusted EBITDA [2]	3,245	(92,420)	-	(47,326)	-
Recurring Adjusted EBITDA Margin	1.5%	-56.1%	5763 bps	-34.7%	3618 bps
Income from Discontinued Operations [3]	-	-	-	107,720	-
Adjusted Net Income [4]	(55,924)	(315,283)	-82.3%	(157,117)	-64.4%
( - ) Equity income from Alphaville	-	(62,569)	-	(31,024)	-
( - ) Impairment of investment in Alphaville	-	(127,429)	-	-	-
Adjusted Net Income (ex-AUSA)	(55,924)	(125,285)	-55.4%	(126,093)	-55.6%

¹ Adjusted by capitalized interests;

² Adjusted by note 1, by expense with stock option plan (non-cash) and minority shareholders. EBITDA does not consider Alphaville's equity income;

³ Sale of Tenda shares;

4 Adjusted by item 3.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method totaled R$231.3 million at the end of 1Q18, with margin to be recognized of 37.0%, 2.2. p.p. higher than 4Q17. The backlog performance reflects the good execution of the launches of the year, signaling a positive outlook for revenue volume and gross profit in the next quarters.

Table 15 – Backlog Results (REF) (R$ 000)

	1Q18	4Q17	Q/Q(%)	1Q17	Y/Y(%)
Backlog Revenues	625,251	620,821	0.7%	490,329	27.5%
Backlog Costs (units sold)	(393,999)	(405,064)	-2.7%	(312,503)	26.1%
Backlog Results	231,253	215,758	7.2%	177,826	30.0%
Backlog Margin	37.0%	34.8%	223 bps	36.3%	72 bps

 Note: Backlog results net of PIS/COFINS taxes (3.65%) and excluding the impact of PVA (Present Value Adjustment) method according to Law 11.638.

 Backlog results comprise the projects restricted by condition precedent.

BALANCE SHEET

Cash and Cash Equivalents and Marketable Securities

On March 31st, 2018, cash and cash equivalents and marketable securities totaled R$204.9 million, 39.0% higher than on December 31st, 2017, mainly reflecting the cash inflow from capital increase, concluded in the quarter.

Receivables

At the end of 1Q18, total accounts receivables totaled R$1.4 billion, a 2.5% increase compared to 4Q17. On March 31st, 2018, the Company had approximately R$346.5 million in accounts receivable from finished units.

Table 16 – Total Receivables (R$ 000)

	1Q18	4Q17	Q/Q (%)	1Q17	Y/Y (%)
Receivables from developments (off balance sheet)	648,938	644,340	0.7%	508,904	27.5%
Receivables from PoC- ST (on balance sheet)	508,421	484,761	8.4%	665,071	-21.0%
Receivables from PoC- LT (on balance sheet)	186,897	199,317	-6.2%	241,563	-22.6%
Total	1,344,256	1,328,418	2.5%	1,415,538	-3.8%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP.

Table 17 – Receivables Schedule (R$ 000)

	Total	2018	2019	2020	2021	2022 – and after
Receivables from PoC	695,318	421,912	161,421	89,372	17,571	5,042

Cash Generation

The operating cash generation was negative in R$31.9 million in the 1Q18, mainly due to the lower volume of delivered projects and consequent reduction in transfers, and higher construction cost due to the start of construction works in certain projects.

Table 18 – Cash Generation (R$ 000)

1Q18
Availabilities [1]	204,938
Change in Availabilities (1)	57,476
Total Debt + Investor Obligations	983,468
Change in Total Debt + Investor Obligations (2)	-121,430
Capital Increase (3)	250,766
Cash Generation in the period (1) - (2) - (3)	-71,860

¹ Cash and cash equivalents, and marketable securities.

Liquidity

On February 28th, 2018, Gafisa’s Board of Directors ratified the capital increase approved at the Extraordinary General Meeting of December 2017. The capital increase, totaling R$250.8 million, contributed to adjust the capital structure and reinforces the Company’s position to operate in this new growth cycle of the real estate market.

At the end of 1Q18, the Company’s Net Debt/Shareholders’ Equity ratio was 81.6%, compared to 126.1% at the end of 4Q17, mainly reflecting the Company’s capital increase. Excluding project finance, the Net Debt/Shareholders’ Equity ratio was 9.6%.

In 1Q18, the gross debt reached R$983.5 million, down 11.0% q-o-q, with an expressive 38.0% reduction y-o-y. The net debt amounted to R$778.5 million, 18.7% and 42.2% lower than in 4Q17 and 1Q17, respectively.

Table 19 – Debt and Investor Obligations (R$ 000)

	1Q18	4Q17	Q/Q (%)	1Q17	Y/Y (%)
Debentures - FGTS (A)	-	-	-	311,202	-
Debentures – Working Capital (B)	168,041	207,713	-19.1%	140,485	19.6%
Project Financing SFH – (C)	686,728	733,103	-6.3%	970,370	-29.2%
Working Capital (D)	128,699	164,082	-21.6%	165,256	-22.1%
Total (A)+(B)+(C)+(D) = (E)	983,468	1,104,898	-11.0%	1,587,313	-38.0%
Investor Obligations (F)	-	-	-	1,999	-
Total Debt (E)+(F) = (G)	983,468	1,104,898	-11.0%	1,589,312	-38.1%
Cash and Availabilities¹ (H)	204,938	147,462	39.0%	236,934	-13.5%
Net Debt (G)-(H) = (I)	778,530	957,436	-18.7%	1,352,378	-42.4%
Equity + Minority Shareholders (J)	936,904	759,404	25.6%	1,562,141	-38.9%
(Net Debt) / (PL) (I)/(J) = (K)	83.1%	126.1%	-4445 bps	86.6%	-495 bps
(Net Debt – Proj. Fin.) / Equity (I)-((A)+(C))/(J) = (L)	9.8%	29.5%	-1992 bps	4.5%	509 bps

¹ Cash and cash equivalents and marketable securities.

The Company ended 1Q18 with R$335.8 million in total debt maturing in the short term, or 34.1% of the total debt, compared to 51.5% at the end of 4Q17. We point out that Gafisa renegotiated the maturity of debts expiring in 2018 and 2019 in the approximate amount of R$456.3 million for 2020 and 2021, which was a precedent condition to the capital increase mentioned above. On March 31st, 2017, the consolidated debt average cost was 11.59% p.a.

                                                    Table 20 – Debt Maturity

(R$ 000)	Average Cost (a.a.)	Total	Until Mar/19	Until Mar/20	Until Mar/21	Until Mar/22
Debentures – Working Capital (B)	CDI + 3.0% / CDI + 5.25% / IPCA + 8.37%	168,041	11,408	115,112	41,521	-
Project Financing (C)	TR + 8.30% to 14.19% / 12.87% and 143% CDI	686,728	266,056	201,909	173,475	45,288
Working Capital (D)	135% CDI / CDI + 2.5% / CDI + 3% / CDI + 4.25% / CDI + 5%	128,699	58,320	17,139	47,009	6,231
Total Debt (A)+(B)+(C)+(D) = (E)		983,468	335,784	334,160	262,005	51,519
% of Total Maturity per period			34.1%	34.0%	26.6%	5.2%
Project debt maturing as % of total debt ((A)+ (C))/ (E)			79.2%	60.4%	66.2%	87.9%
Corporate debt maturing as % of total debt ((B)+(D))/ (E)			20.8%	39.6%	33.8%	12.1%
Ratio Corporate Debt / Mortgage	30.2% / 69.8%

São Paulo, May 10th, 2018.

Alphaville Urbanismo SA releases its results for the first quarter of 2018.

Financial Results

In the first quarter of 2018, net revenues were R$ 86 million and net profit was R$-92 million.

	1Q18	1Q17	1Q18 vs. 1Q17
Net revenues	86	61	39%
Net income	-92	-103	n/a

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7131.

Consolidated Financial Statements

	1Q18	4Q17	Q/Q (%)	1Q17	Y/Y (%)
Net Revenue	213,397	164,706	29.6%	136,539	56.3%
Operating Costs	(190,535)	(335,433)	-43.2%	(153,706)	24.0%
Gross Profit	22,862	(170,727)	-	(17,167)	-
Gross Margin	10.7%	-103.7%	-	-12,6%	-
Operating Expenses	(59,783)	(292,573)	-79.6%	(109,994)	-45.6%
Selling Expenses	(24,279)	(24,399)	-0.5%	(19,056)	27.4%
General and Administrative Expenses	(18,696)	(24,165)	-22.6%	(27,369)	-31.7%
Other Operating Revenue/Expenses	(12,205)	(150,246)	-91.9%	(19,702)	-38.1%
Depreciation and Amortization	(3,985)	(31,560)	-87.4%	(8,708)	-54.2%
Equity Income	(618)	(62,203)	-99.0%	(35,159)	-98.2%
Operational Result	(36,921)	(463,300)	-92.0%	(127,161)	-71.0%
Financial Income	5,344	6,053	-11.7%	7,870	-32.1%
Financial Expenses	(25,294)	(30,302)	-16.5%	(36,430)	-30.6%
Net Income Before taxes on Income	(56,871)	(487,549)	-88.3%	(155,721)	-63.5%
Deferred Taxes	-	25,932	-	-	-
Income Tax and Social Contribution	(232)	(1,159)	-80.0%	(1,346)	-82.8%
Net Income After Taxes on Income	(57,103)	(462,776)	-87.7%	(157,067)	-63.6%
Continued Op. Net Income	(57,103)	(462,776)	-87.7%	(157,067)	-63.6%
Discontinued Op. Net Income	-	-	-	107,720	-
Minority Shareholders	(1,179)	(161)	632.3%	50	-
Net Income	(55,924)	(462,615)	-87.9%	(49,397)	13.2%

Consolidated Balance Sheet

	1Q18	4Q17	Q/Q(%)	1Q17	Y/Y(%)
Current Assets
Cash and Cash equivalents	23,654	28,527	-17.1%	23,814	-0.7%
Securities	181,284	118,935	52.4%	213,120	-14.9%
Receivables from clients	508,421	484,761	8.4%	665,071	-21.0%
Properties for sale	849,737	882,189	-3.7%	1,058,742	-19.7%
Other accounts receivable	115,928	110,626	4.8%	76,656	51.2%
Prepaid expenses and other	5,136	5,535	-7.2%	6,839	-24.9%
Land for sale	65,798	102,352	-35.7%	3.270	1912.2%
Long-term Assets for sale	-	-	-	1,412.682	-
Subtotal	1,749,958	1,732,925	2.0%	3,460.194	-48.9%

Long-term Assets
Receivables from clients	186,897	199,317	-6.2%	241,563	-22.6%
Properties for sale	336,511	339,797	-1.0%	599,046	-43.8%
Other	91,568	86,351	6.0%	93,983	-2.6%
Subtotal	614,976	625,465	-1.7%	934,592	-34.2%
Intangible, Property and Equipment	41,005	40,622	0.9%	47,113	-13.0%
Investments	479,445	479,126	0.1%	764,852	-37.3%

Total Assets	2,885,384	2,878,138	0.8%	5,206,751	-44.3%

Current Liabilities
Loans and financing	324,376	481,073	-32.6%	650,152	-50.1%
Debentures	11,408	88,177	-87.1%	335,317	-96.6%
Obligations for purchase of land advances from customers	142,766	156,457	-8.8%	194,283	-26.5%
Material and service suppliers	99,165	98,662	0.5%	68,788	44.2%
Taxes and contributions	52,016	46,430	12.0%	47,132	10.4%
Other	325.760	342,887	-5.0%	399,735	-18.5%
In Natura Dividends	-			327,230
Liabilities on Assets from Discontinued Operations	-	-	-	653,204	-
Subtotal	955,491	1,213,686	-21.3%	2,675,841	-64.3%

Long-term liabilities
Loans and financings	491,051	416,112	18.0%	485,474	1.1%
Debentures	156,633	119,536	31.0%	116,370	34.6%
Obligations for Purchase of Land and advances from customers	134,924	152,377	-11.5%	93,892	43.7%
Deferred taxes	74,473	74,473	0.0%	100,405	-25.8%
Provision for Contingencies	78,293	82,063	-4.6%	84,720	-7.6%
Other	57,615	60,487	-4.7%	87,908	-34.5%
Subtotal	992,989	905,048	9.7%	968,769	2.5%

Shareholders’ Equity
Shareholders’ Equity	934,236	755,557	25.9%	1,553,057	-38.8%
Minority Shareholders	2,668	3,847	-30.6%	9,084	-70.6%
Subtotal	936,904	759,404	25.6%	1,562,141	-38.9%
Total Liabilities and Shareholders’ Equity	2,885,384	2,878,138	0.8%	5,206,751	-44.3%

Consolidated Cash Flow

	1Q18	1Q17
Net Income (Loss) before taxes	(56,871)	(48,001)
Expenses/revenues that does not impact working capital	8,068	(20,301)
Depreciation and amortization	3,985	8,708
Impairment	(9,176)	(7,044)
Expense with stock option plan	(91)	2,128
Unrealized interest and fees, net	3,781	25,761
Equity Income	618	35,159
Provision for guarantee	(834)	(1,601)
Provision for contingencies	11,527	16,736
Profit Sharing provision	1,231	4,237
Provision (reversal) for doubtful accounts	(2,953)	4,141
Gain / Loss of financial instruments	(20)	(806)
Provision for impairment of discontinued operation	-	(215,440)
Stock sale update	-	107,720
Clients	(31,059)	75,552
Properties held for sale	81,468	64,955
Other accounts receivable	(4,508)	6,386
Prepaid expenses and differed sales expenses	399	(4,291)
Obligations on land purchase and advances from clients	(31,144)	(7,522)
Taxes and contributions	5,586	(4,710)
Providers	110	(9,874)
Payroll, charges and provision for bonuses	494	297
Other liabilities	(29,803)	(9,029)
Related party operations	(5,269)	(5,573)
Taxes paid	(232)	(1,346)
Cash provided by/used in operating activities /discontinued operation	-	33,455
Net cash from operating activities	(62,761)	69,998
Investment Activities		-
Purchase of fixed and intangible asset	(4,368)	(3,616)
Capital contribution in subsidiaries	(499)	(77)
Redemption of securities, collaterals and credits	469,903	216,017
Securities application and restricted lending	(532,252)	(205,491)
Cash provided by/used in investment activities / discontinued operation	-	(51,044)
Net cash from investment activities	(67,216)	(44,211)
Funding Activities		-
Related party contributions	(451)	762
Addition of loans and financing	51,938	75,595
Amortization of loans and financing	(177,149)	(151,611)
Assignment of credit receivables, net	-	21,513
Related Parties Operations	-	4,335
Sale of treasury shares	-	310
Cash provided by/used in financing activities/ discontinued operation	-	34,690
Capital Increase	167	-
Subscription and integralization of ordinary shares	250,599	-
Net cash from financing activities	125,104	(14,406)
Net cash variation for sales operations	-	(17,101)
Increase (decrease) in cash and cash equivalents	(4,873)	11,381
Beginning of the period	28,527	29,534
End of the Period	23,654	23,814
Increase (decrease) in cash and cash equivalents	(4,873)	11,381

Gafisa is one Brazil’s leading residential and commercial properties development and construction companies. Founded over 60 years ago, the Company is dedicated to growth and innovation oriented to enhancing the well-being, comfort, and safety of an increasing number of households. More than 15 million square meters have been built, and approximately 1,100 projects delivered under the Gafisa brand - more than any other company in Brazil. Recognized as one of the foremost professionally managed homebuilders, Gafisa’s brand is also one of the most respected, signifying both quality and consistency. In addition to serving the upper-middle and upper class segments through the Gafisa brand, the Company also participates through its 30% interest in Alphaville, a leading urban developer in the national development and sale of residential lots.  Gafisa S.A. is a Corporation traded on the Novo Mercado of the B3 – Brasil, Bolsa, Balcão  (B3:GFSA3) and is the only Brazilian homebuilder listed on the New York Stock Exchange (NYSE:GFA) with an ADR Level III, which ensures best practices in terms of transparency and corporate governance.

 This release contains forward-looking statements about the business prospects, estimates for operating and financial results and Gafisa’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

IR Contacts

Carlos Calheiros

Fernando Campos

Telephone: +55 11 3025-9242

Email: ri@gafisa.com.br

IR Website: www.gafisa.com.br/ri

Media Relations

Máquina Cohn & Wolfe

Marilia Paiotti / Bruno Martins

Telephone: +55 11 3147-7463

Fax: +55 11 3147-7438

E-mail: gafisa@grupomaquina.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 10, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer